Exhibit 21

List of Subsidiaries, as of December 5, 2014

Key Technology, Inc., an Oregon corporation (the Registrant)

·	Key Technology Holdings USA LLC (Oregon)

·	Suplusco Holding B.V. (the Netherlands)

·	Key Technology B.V. (the Netherlands)

·	Visys N.V. (Belgium)

·	Key Technology Australia Pty Ltd. (Australia)

·	Productos Key Mexicana S. de R.L. de C.V. (Mexico)

·	Administracion Key Mexicana S. de R.L. de C.V. (Mexico)

·	Key Technology (Shanghai) Trading Co. Ltd. (China)